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FEB 27 2009
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51808

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.L.S. & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 CLINTON AVENUE SUITE 707
(No. and Street)

HUNTSVILLE,	ALABAMA	35801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY L. SMITH (256) 539-4805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BYRD, SMALLEY & ADAMS, PC
(Name – *if individual, state last, first, middle name*)

237 JOHNSTON STREET SE	DECATUR,	AL	35601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/6

OATH OR AFFIRMATION

I, GREGORY L. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.L.S. & ASSOCIATES, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

my commission expires 7/25/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLS & ASSOCIATES, INC.

ANNUAL REPORT

FORM X-17-A

December 31, 2008

GLS & ASSOCIATES, INC.
TABLE OF CONTENTS

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Larry O. Byrd, CPA
Timothy A. Smalley, CPA
John R. Adams, CPA

Laura S. Berry, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA
Emily R. Corzine, CPA
L. Odette Yeager, CPA

Independent Auditor's Report

To the Board of Directors
G.L.S & Associates, Inc.
Huntsville, Alabama

We have audited the accompanying statements of financial condition of G.L.S & Associates, Inc. as of December 31, 2008 and 2007, and the related statements of income and changes in financial condition and the statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.L.S. & Associates, Inc. as of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Byrd, Smalley & Adams, P.C.

February 24, 2009

G.L.S. & Associates, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31,

	2008	2007
ASSETS		
Current Assets		
Cash	$ 51,516	$ 58,857
Accounts receivable	103,750	106,710
Prepaid expenses	-	11,770
Associate receivable	6,381	4,740
Investments	-	25,493
Total Current Assets	161,647	207,570
Fixed Assets		
Equipment, net of depreciation	19,820	23,997
TOTAL ASSETS	$ 181,467	$ 231,567
LIABILITIES AND EQUITY		
Current Liabilities		
Payable to brokers	$ 61,213	$ 62,959
Accounts payable and accrued liabilities	61,885	106,388
Total Current Liabilities	123,098	169,347
Equity		
Common Stock	1,000	1,000
Treasury Stock	(24,000)	(24,000)
Retained Earnings	81,369	85,220
Total Equity	58,369	62,220
TOTAL LIABILITIES AND EQUITY	$ 181,467	$ 231,567

The accompanying notes are an integral part of these financial statements

G.L.S. & Associates, Inc.

STATEMENT OF INCOME AND CHANGES IN FINANCIAL CONDITION

For the years ended December 31,

	2008	2007
INCOME		
Commissions income	$ 442,905	$ 635,904
BTP income	114,167	89,352
SEP income	69,846	102,104
Trails income	723,743	677,105
Securities income	31,087	47,861
TOTAL INCOME	1,381,748	1,552,326
OPERATING EXPENSES		
Salaries and commissions	922,673	1,067,056
Payroll taxes	47,594	47,581
Employee benefits	123,483	129,640
Rent	104,202	103,153
Insurance	44,423	49,451
Office expenses	22,424	26,032
Advertising	28,145	32,627
Meals and entertainment	12,021	12,209
Fees and subscriptions	21,796	23,783
Licenses and taxes	2,020	1,971
Telephone	14,824	12,899
Sales training	29,857	3,062
Accounting	8,650	9,894
Repairs and maintenance	5,465	-
Depreciation	8,614	5,214
Miscellaneous	1,250	4,119
TOTAL OPERATING EXPENSES	1,397,441	1,528,691
INCOME (LOSS) FROM OPERATIONS	(15,693)	23,635
OTHER INCOME (EXPENSES)		
Other Income	17,636	35,247
Other gains and losses	(1,489)	(4,753)
Interest expense	(646)	(1,522)
TOTAL OTHER INCOME	15,501	28,972
INCOME BEFORE INCOME TAXES	(192)	52,607
PROVISION FOR INCOME TAXES	(3,659)	(14,093)
NET INCOME (LOSS)	(3,851)	38,514
RETAINED EARNINGS, BEGINNING OF YEAR	85,220	46,706
RETAINED EARNINGS, END OF YEAR	$ 81,369	$ 85,220

The accompanying notes are an integral part of these financial statements.

G.L.S. & Associates, Inc.
STATEMENT OF CASH FLOWS
For the years ended December 31,

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (loss)	$ (3,851)	$ 38,514
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	8,614	5,214
(Increase) decrease in accounts receivable	2,960	(25,544)
(Increase) decrease in associate receivable	(1,641)	(4,740)
(Increase) decrease in prepaid expenses	11,770	(11,770)
Increase (decrease) in accounts payable	(46,249)	44,099
(Gain) loss on sale of temporary investments	1,489	4,754
Total adjustments	(23,057)	12,013
Net cash provided (used) by operating activities	(26,908)	50,527
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash payments for purchase of property	(4,437)	(17,735)
Cash payments for the purchase of temporary investments	(23,167)	(138,528)
Cash payments for the purchase of treasury stock	-	(6,000)
Cash proceeds from sale of temporary investments	47,171	108,281
Net cash provided (used) by investing activities	19,567	(53,982)
Net increase (decrease) in cash and cash equivalents	(7,341)	(3,455)
Cash and cash equivalents at beginning of year	58,857	62,312
Cash and cash equivalents at end of year	$ 51,516	$ 58,857
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 646	$ 1,522
Income taxes	$ 14,245	$ 7,126

The accompanying notes are an integral part of these financial statements.

G.L.S. Associates, Inc.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

G.L.S. & Associates, Inc. was established in 1990. In November 1999, the company became a limited broker dealer.

Basis of Accounting: The Company prepares its financial statements using U.S. generally accepted accounting principles on the accrual basis.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to makes estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment: Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimate useful lives of the assets.

NOTE 2 ACCOUNTS RECEIVABLE

Accounts receivable consists of the following at December 31,:

	2008	2007
Mutual Fund Commissions	$ 13,226	$ 13,258
BTP Commission	5,237	1,693
SEP Commission	2,360	1,642
Variable Annuity Commissions	16,054	20,883
Trails Commissions--Variable Annuities	66,853	69,234
Corporate Bonds Commissions	20	-
Total Accounts Receivable	$ 103,750	$ 106,710

All commissions are deemed collectible by management; therefore, there is no allowance for doubtful accounts.

NOTE 3 PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2008 and 2007:

	2008	2007
Equipment & Furnishings	59,447	55,010
Less: Accumulated Depreciation	(39,627)	(31,013)
Total Property and Equipment	$ 19,820	$ 23,997

NOTE 4 INVESTMENTS

The company invests excess funds in short-term investments. These investments resulted in a realized loss of $4,753 and $1,489 during the year ended December 31, 2007 and 2008, respectively. The Company did not hold any trading securities at December 31, 2008.

NOTE 5 STOCKHOLDERS' EQUITY

The company has authorized 10,000 shares of $.10 par value common stock. At December 31, 2008, and 2007 9,900 shares were outstanding. Treasury stock of 100 shares have been recorded at cost. During 2007, additional amounts were paid for previously acquired treasury stock based on fulfillment of a contingency based agreement.

NOTE 6 RETIREMENT PLAN

The company sponsors a retirmement plan for the employees. Participants are allowed to defer up to $15,500 (employees over age 50 may defer an additional $5,000), and the company matches up to four percent of eligible compensation. Additionally, the Company may elect to make an additional discretionary contribution amount. The company contributed $49,535 and $59,787 for the years ended December 31, 2008 and 2007, respectively.

NOTE 7 CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's revenues are dependent upon the fluctuations of the stock market. Consequently, the ability of the Company to collect the amounts due from it customber is affected by economic fluctuations related to this industry.

The company maintains bank balances at a financial institution located in Huntsville, Alabama. The Federal Deposit Insurance Company (FDIC) insures accounts up to $100,000 ($250,000 for 2008) at each institution. At December 31, 2008 and 2007, the company had no uninsured balances.

NOTE 8 INCOME TAXES

The Company uses an accelerated depreciation method for tax purposes. As a result of the difference in the change to the accrual method and the difference of accounting for depreciation for tax purposes and book purposes, a net deferred tax liability is created; however, the amounts are immaterial to the financial statements.

The Company has elected to defer the provisions of FIN 48, *Accounting for Income Taxes,* under the provisions of FSP FIN 48-3. The Company uses a FAS 5, *Loss Contingencies,* approach for evaluating uncertain tax positions. We continually evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

NOTE 9 LEASES

The company leases its office facilities in Huntsville, Alabama. The current lease has been extended to February 28, 2010. The monthly lease payments from March 1, 2007 through February 28, 2008 are $5,867. For the period beginning March 1, 2008 through February 28, 2009 the payments will be $6,013. For the period beginning March 1, 2009 through February 28, 2010 the payments will be $6,165. Rent expense for the years ended December 31, 2008 and 2007 were $76,042 and $74,293, respectively.

Future minimum rental payments are as follows:

2009	$ 73,676
2010	12,330

NOTE 9 LEASES (Continued)

The company also has a lease for a condominium in Orange Beach, Alabama owned by the President of G.L.S. and Associates. The lease is cancelable upon 30 days notice by either party. The condo is available for use by employees and business associates of G.L.S. & Associates. Rent is charged at $2,500 per month. Rent expense for the years ended December 31, 2008 and 2007 were $28,160 and $28,860, respectively.

NOTE 10 RELATED PARTY TRANSACTIONS

The Company has entered into a lease for a condominium which is owned by the President of G.L.S. & Associates. See Note 9 for details of the lease.

NOTE 11 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $25,493, which was $17,286 in excess of its required net capital of $8,207.

SUPPLEMENTARY INFORMATION

G.L.S. & Associates, Inc.
COMPUTATION OF NET CAPITAL
December 31, 2008 and 2007

	2008	2007
Total ownership equity from Statement of Financial Condition	$ 58,369	$ 62,220
Deduct ownership equity not allowable for Net Capital	-	-
Total ownership equity qualified for Net Capital	58,369	62,220
Deductions and/or changes:		
Nonallowable assets from Statement of Financial Condition		
Property and equipment, net	19,820	23,997
Accounts receivable - Commissions	3,560	8,342
Accounts receivable - Registered Investment Advisor Fee	3,115	1,367
Prepaid expenses	-	11,770
Associate receivable	6,381	4,740
Total nonallowable assets from Statement fo Financial Condition	32,876	50,216
Net Capital, before haircust on securities positions	25,493	12,004
Haircut on securities: other securities	-	(3,824)
Net Capital	25,493	8,180
Net Capital Requirement	8,207	11,289
Excess Net Capital	$ 17,286	$ (3,109)

See accountants' report and notes to the financial statements.

G.L.S. & Associates, Inc.
COMPUTATION OF AGGREGATE INDEBTNESS
December 31, 2008 and 2007

	2008	2007
Total liabilities from Statement of Financial Condition	$ 123,098	$ 169,347
Less: Non-Aggregate Indebtness	-	-
Total Aggregate Indebtness	$ 123,098	$ 169,347

See accountants' report and notes to the financial statements.

G.L.S. & Associates, Inc.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
December 31, 2008 and 2007

	2008	2007
Balance, Beginning of Period	$ -	$ -
Increases (Decreases)	-	-
Balance, End of Period	$ -	$ -

See accountants' report and notes to the financial statements.

G.L.S. & Associates, Inc.
STATEMENT OF CHANGES IN OWNER'S EQUITY
December 31, 2008 and 2007

	2008	2007
Ownership Equity, Beginning of Period	$ 62,220	$ 29,706
Less Treasury Stock Purchased	-	(6,000)
Net Income (Loss)	(3,851)	38,514
Ownership Equity, End of Period	$ 58,369	$ 62,220

See accountants' report and notes to the financial statements.

G.L.S. & Associates, Inc.
RECONCILIATION OF NET CAPITAL
December 31, 2008

Line	Description	As Originally Reported	As Audited	Difference	Explanation
BALANCE SHEET					
17	Accounts Payable	57,852	61,885	4,033	Additional accrual of income tax
INCOME STATEMENT					
11	Other employee compensation & benefits	147,773	148,110	337	Additional 401(k) match
18	Provision for income tax	(10,366)	(6,670)	3,696	Additional accrual of income tax

NET CAPITAL COMPUTATION: As a result of the above modifications, net capital decreased by $4,033.

See accountants' report and notes to the financial statements.

Byrd, Smalley
& Adams, P.C.
Certified Public Accountants & Consultants

Telephone (256) 353-1611
Facsimile (256) 353-1578

237 Johnston Street S.E.
Post Office Box 2179
Decatur, AL 35602-2179

www.byrdsmalley.com

Larry O. Byrd, CPA
Timothy A. Smalley, CPA
John R. Adams, CPA

Laura S. Berry, CPA
Kerry A. Burroughs, CPA
Daphne L. Baker, CPA
Shannon C. Dunaway, CPA
Lisa A. Nuss, CPA
James B. Cole, CPA
Emily R. Corzine, CPA
L. Odette Yeager, CPA

Board of Directors
G.L.S. & Associates, Inc.

In planning and performing our audit of the financial statements of G.L.S. & Associates, Inc., as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Byrd Smalley & Adams, P.C.

February 24, 2009

G.L.S. & Associates, Inc.
STATEMENT OF EXEMPTION
December 31, 2008 and 2007

The firm of G.L.S. & Associates, Inc. is exempt from Section 15c3-3 K(1) because of limited business (mutual funds and/or variable annuities only).